Mail Stop 4561

      February 15, 2006

Dennis Knapp
Chief Financial Officer
Avanade, Inc.
2211 Elliott Avenue, Suite 200
Seattle, Washington 98121

Re:	Avanade, Inc.
      Registration Statement on Form 10
      Filed on January 20, 2006
      File No. 0-51748

Dear Mr. Knapp:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1.  Business - page 2
2. Please revise to indicate the measure whereby you determined that
Avanade is a "leading" global technology consulting company.

Solutions - page 3
3. Please revise the disclosure found at bullet point three to indicate briefly what an "enterprise-level" customer is. Likewise, please briefly explain what an SAP system is.

Competition - page 4
4. To the extent they exist, please revise to indicate the positive and negative factors pertaining to the competitive position of Avanade. Please refer to Item 101(c)(x) of Regulation S-K.

Item 1.A.-Risk Factors

Our results of operations are materially affected by economic conditions, levels of business activity, and rates of change in the markets we serve - page 5
5. As currently drafted, this risk factor appears to be sufficiently generic as to apply to virtually any company within your industry. Please revise to describe a risk particular to Avanade, or consider removing it. If you do retain this risk factor, please briefly describe the uncertain conditions you reference in the first sentence.

Our contracts can be terminated by our customers with short notice, or our customers may cancel or delay projects - page 8
6. As currently drafted, your risk factor heading is a statement of fact, and not of risk. Please revise the heading to include the risk attendant upon the ability of your customers to terminate contracts with short notice. Other risk factors needing similar revision include:

* We currently have only a limited ability to protect our
important
intellectual property rights. - page 8
* Our services may infringe upon the intellectual property rights of
others. - page 9
* We rely on Accenture for a primary source of our liquidity. -
page
9
* We rely on Accenture for a significant portion of our revenue. -
page 9
* Our global delivery network relies on Accenture. - page 10
* We are committed to using Microsoft-related technologies. - page
10
* All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights. - page 11

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology. - page 8
7. Please revise to describe, insofar as possible, the "negative affect" upon Avanade`s business in the event you are unable to keep pace with rapid technological change. Likewise, insofar as possible, please revise to describe the "significant adverse effect" on your liquidity in the event of the simultaneous exercise of put rights disclosed under "All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights" on page 11.

Because we are controlled by Accenture, we have limited ability to set our own independent strategies, and our business strategy and direction may be dictated by Accenture`s overall business strategy
-
page 9
8. Please disclose the size of your board.
9. Please revise to reconcile disclosure here indicating that Accenture is the beneficial owner of approximately 93.1% of the outstanding shares of Avanade with disclosure found under "Microsoft has certain minority rights, and may exercise those rights to protect its own interests" on page 12 indicating that Microsoft is the beneficial owner of approximately 77.9% of the outstanding shares of
Avanade.

Microsoft has certain minority rights, and may exercise those rights to protect its own interests. - page 10
10. Please disclose Microsoft`s board and observer rights.

Overview - page 12
11. Please revise paragraph 4 to quantify the portion of your revenues derived from Accenture and Microsoft.
12. Please revise paragraph 6 to briefly define "vertical integration."






Results of Operations, page 16

Year Ended September 30, 2005 Compared to Year Ended September 30,
2004, page 16
13. Your explanation for changes in operating expenses as a percentage of revenue appears to indicate there was improvements in gross margins in 2005 however your discussion for costs of services clearly indicates that gross margins have decreased. Please revise your disclosure to clarify this apparent discrepancy.

Liquidity and Capital Resources - page 20
14. Please revise to file the line of credit agreement with Accenture as an exhibit to your Form 10, or advise us why you believe it is unnecessary to do so.
15. Please revise to state your cash balance as of the most recent practicable date.

Obligations and Commitments, page 21
16. Please advise us what consideration you gave to including your redeemable common stock and put rights in your table of contractual cash obligations required by Item 303(a)(5) of Regulation S-K.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management - page 23
17. Please revise the fourth column of the table ("% of Stock Beneficially Owned") to comply with Instruction 1 to Item 403 of Regulation S-K. In particular, it appears that securities that are deemed beneficially owned for Rule 13d-3 purposes have been included in the numerator but not the denominator of the percentage calculation.

Item 5.  Directors and Executive Officers - page 24
18. Please identify directors that have been appointed by Accenture or Microsoft. Refer to Item 401(a) of Regulation S-K.

Financial Protection Policy - page 29
19. Please briefly describe the definition of "Good Reason."

Common Stock
20. To the extent that the transfer restrictions you reference comprise a material aspect of the common stock you are registering, please revise to describe the restrictions here, as opposed to the cross reference you include at the conclusion of this section.

Item 13.  Financial Statements and Supplementary Data, page F-1

Note 7 - Income Taxes, page F-18

21. Please explain to us how you evaluated the various factors addressed in paragraphs 20 through 25 of SFAS 109 when determining that a valuation allowance of $88,140 and $81,958 was appropriate as of September 30, 2004 and 2005, respectively. We note from review of this document that you have generated positive earnings in each of the past two years. Additionally, we note your disclosure within MD&A at pages 18 and 20 that in each of the past two years you have utilized net operating loss carryforwards for which no deferred tax benefit was previously recognized. Please also enhance you disclosure in your Critical Accounting Policies and Estimates on page
14 to clarify how you made your determination.

Exhibits

22. Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item
601(b)(4) of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Sledge, Accountant, at (202) 551-3473 or
Stephen Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at
(202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.



      Sincerely,



      Michael McTiernan
      Special Counsel



cc: Michael Hermsen, Esq. (via facsimile)






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Mr. Dennis Knapp
Avanade, Inc.
February 15, 2006
Page 6